China Automotive Systems, Inc.
No. 1 Henlong Road, Yu Qiao Development Zone
Shashi District, Jing Zhou City
Hubei Province
The People’s Republic of China

January 7, 2011

Beverly A. Singleton
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	China Automotive Systems, Inc.
Item 4.01 of Form 8-K
Filed December 13, 2010
File No. 0-33123

Dear Ms. Singleton,

On behalf of China Automotive Systems, Inc. (“CAAS” or the “Company”), set forth below is the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated January 6, 2011 providing the Staff’s comment with respect to the above-referenced Form 8-K filed on December 13, 2010.

Concurrently herewith, the Company is also filing an amendment to the December 13, 2010 Form 8-K (the “Form 8-K/A”) reflecting the Company’s response to the Staff’s comment.

We hereby confirm that we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, the Staff’s comment is included and is followed by the response of the Company.  Unless the context indicates otherwise, references in this letter to “we” and “our” refer to the Company on a consolidated basis.

Item 4.01 Changes in Registrant’s Certifying Accountants

We note the disclosure that you have requested Schwartz Levitsky Feldman LLP (“SLF”) to furnish you with a letter addressed to us stating whether or not it agrees with your disclosures in the Item 4.01 Form 8-K filed on December 13, 2010, and that a copy of such letter will be separately filed with us.  We further note that such letter from SLF, dated December 15, 2010 appears to have been included as Exhibit 99.1 to a separately filed Item 8.01 Form 8-K on December 22, 2010.

1.
Please note that the Item 4.01 Form 8-K filed on December 13, 2010 should be amended in its entirety and to include SLF’s letter as Exhibit 16 to such amendment.  In this regard, SLF's letter should have been initially filed as Exhibit 16 to an amendment to the Item 4.01 Form 8-K.  Please file the requested Item 4.01 Form 8-K amendment as soon as practicable.

CAAS’ Response
The Company has amended the Form 8-K filed on December 13, 2010 through the filing of the Form 8-K/A and have filed SLF’s letter of December 15, 2010 as Exhibit 16.1 to the amended Form 8-K.

Please contact me at +(86) 13307218527 should you have any questions about this letter.

Thank you for your attention to our filing.

Sincerely, China Automotive Systems, Inc.

By:	/s/ Jie Li
Jie Li
Chief Financial Officer